UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 14, 2016

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release - **AngloGold Ashanti Limited- Market Update Report for the quarter ended 30 September 2016**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

Market update report
for the quarter ended 30 September 2016

Johannesburg, 14 November 2016 - AngloGold Ashanti is pleased to provide an operational update for the quarter ended 30 September 2016. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

- ❖ Free cash flow $161m (before $30m once-off bond redemption cost); strong improvement from $50m outflow in Q3 2015
- ❖ Gold production 900,000oz at average total cash cost of $797/oz (vs $735/oz in Q3 2015)
- ❖ All-in sustaining costs $1,071/oz, vs $937/oz in Q3 2015 (impacted by higher sustaining capital expenditure, lower grades and inflation)
- ❖ Adjusted EBITDA rose 36% to $395m, from $291m in Q3 2015
- ❖ Net debt at $1.972bn at quarter-end, a 14% improvement from $2.291bn in Q3 2015
- ❖ Net debt to Adjusted EBITDA ratio of 1.26 times, compared with 1.54 times at end of Q3 2015
- ❖ Production and capital expenditure remain within original guidance; cost guidance revised mainly due to currency strength

		Quarter		Nine months	
		ended Sep 2016	ended Sep 2015	ended Sep 2016	ended Sep 2015
		US dollar / Imperial			
Operating review					
Gold					
Produced from continuing operations	- oz (000)	**900**	955	2,645	2,833
Produced from discontinued operations	- oz (000)	**-**	19	-	117
Produced continuing and discontinued operations	- oz (000)	**900**	974	2,645	2,950
Sold from continuing operations	- oz (000)	**898**	933	2,645	2,836
Sold from discontinued operations	- oz (000)	**-**	21	-	115
Sold continuing and discontinued operations	- oz (000)	**898**	954	2,645	2,951
Continuing operations					
Price received	- $/oz	**1,334**	1,123	1,260	1,178
All-in sustaining costs	- $/oz	**1,071**	937	965	928
All-in costs	- $/oz	**1,166**	1,024	1,044	1,016
Total cash costs	- $/oz	**797**	735	737	729
Financial review					
Continuing and discontinued operations					
Gross profit	- $m	**236**	115	665	506
Free cash inflow / (outflow)	- $m	**131**	(50)	239	(19)
Net debt	- $m	**1,972**	2,291	1,972	2,291
Capital expenditure	- $m	**211**	207	529	633

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Quarter 3 2016

FINANCIAL AND CORPORATE REVIEW

Third quarter overview

AngloGold Ashanti delivered strong free cash flow generation of $161m (before taking into account the once-off $30m cost of redeeming the remainder of the high-yield bond) for the third quarter ended 30 September 2016, helping further reduce net debt. The performance reflects continued progress toward the key strategic objective of delivering sustainable improvements to free cash flow and returns, whilst developing affordable, high-return brownfields project options.

Free cash flow for the third quarter of 2016 of $161m (before the once-off $30m bond redemption cost), represents a significant improvement on the $50m outflow in the third quarter of 2015, and was 49% more than the $108m generated in the first half of this year.

Cash inflow from operating activities for the third quarter of 2016 was $386m, was 59% more than the $243m in the same quarter of 2015. The cash flow improvement was achieved despite lower production, and was attributable largely to the higher gold price received year-on-year, and the timing of proceeds received on a metal shipment from Argentina.

"We generated strong free cash flow in the third quarter, taking this year's cumulative free cash flow to more than quarter of a billion dollars, further reducing debt. Whilst we had previously indicated costs would be higher in the second half, the increase was exacerbated by a poor performance in South Africa, a delay in accessing higher grades in Brazil, capital expenditure absorbed over fewer ounces, and strengthening currencies," Chief Executive Officer Srinivasan Venkatakrishnan said. "Work is already well advanced to turn this around in the near term by improving volumes and accessing higher grades as per our plans, and over the medium term by investing in our low-capital, high-return brownfields projects."

Production in the third quarter of 2016 was 900,000oz compared to 974,000oz in the third quarter of 2015, which included a combined 32,000oz from Cripple Creek & Victor (CC&V) and Obuasi, which have been sold and idled respectively. Improved performances in the third quarter compared to the same quarter in 2015 were delivered by Moab Khotsong, Mponeng, Iduapriem, Siguiri and Serra Grande. Production from South Africa dipped 7% year-on-year to 235,000oz, mainly due to lower average recovered grades from underground of 7.34g/t, 8% lower than the prior year's 8.01g/t. Lower production from the International Operations of 665,000oz in the third quarter of 2016 was mainly a result of lower grades, as planned, at both Tropicana and Geita, whilst this was partially offset by Kibali's strong recovery from the previous quarter.

Overall production increased to 900,000oz in the third quarter, from 883,000oz the previous quarter, driven by improved performances from Geita, Kibali and AngloGold Ashanti Mineração.

Cash costs per ounce increased by 8% to $797/oz compared to $735/oz in the third quarter of 2015, mainly as a function of lower grades, lower units of production, and inflation.

All-in sustaining costs (AISC) in the third quarter of 2016 were $1,071/oz, a 14% year-on-year increase which reflects the increase in total cash costs, exploration, corporate and marketing costs and a planned increase in capital expenditure. All-in costs were at $1,166/oz for the third quarter of 2016.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) rose by 36% to $395m in the third quarter of 2016, from $291m in the third quarter of 2015. The improvement was mainly due to an increase in earnings following the 19% gain in the average gold price received year-on-year, from $1,123/oz to $1,334/oz, which was partially offset by strengthening currencies in some jurisdictions.

At the end of the third quarter of 2016, net debt was lower at $1.972bn compared to $2.098bn in the previous quarter and $2.291bn for the third quarter of 2015 mainly due to the strong improvement in free cash flow generation. The balance of the high yield bond was redeemed in early August, resulting in a reduction in net finance costs. The reduction in net debt, along with improved Adjusted EBITDA over the past 12 months, has resulted in a net debt to Adjusted EBITDA ratio of 1.26 times, compared with 1.54 times at the end of September 2015. Accordingly, debt levels remain well below the covenant of net debt to Adjusted EBITDA of 3.5 times under our revolving credit facilities (RCF).

The balance sheet remains robust with strong liquidity and long-dated maturities providing significant financial flexibility. Undrawn facilities comprise approximately $820m available under the $1bn US dollar revolving credit facility, A$210m undrawn on the A$500m Australian dollar RCF, approximately R3.4bn available from South African facilities, and cash and cash equivalents of $276m, at the end of the third quarter of 2016.

Total **capital expenditure** (including equity accounted entities) during the third quarter was $211m, compared with $197m in the third quarter of 2015 (which excluded $10m for CC&V). Of the total capital spent, project capital expenditure during the quarter amounted to $25m. Capital expenditure is expected to increase again in the fourth quarter, in line with past trends.

The **outlook** for production and capital expenditure for the full year has been narrowed but remains within the original guidance. The cost guidance has been revised primarily due to the strengthening of local currencies. The revised outlook is as follows:

- Production between 3.6Moz and 3.65Moz (previously 3.6Moz and 3.8Moz);
- Total cash costs between $730/oz and $750/oz (previously $680/oz and $720/oz);
- AISC between $980/oz and $1,010/oz (previously $900/oz and $960/oz); and
- Capital expenditure between $790m and $820m (previously $790m and $850m).

(Assuming updated average exchange rates against the US dollar of 14.60 (Rand), 3.50 (Brazil Real), 0.75 (Aus$) and 14.80 (Argentina Peso), with oil at $43/bl average for the year, based on achieved actual rates to date and market expectations for the next quarter).

Both production and cost estimates assume neither labour interruptions, power disruptions and changes to asset portfolio and/or operating mines. In addition, the cost guidance includes the rebate of certain port duties in Argentina. Other unknown or unpredictable factors could also have material adverse effects on our future results.

As in prior years, the fourth quarter earnings will be affected by year-end accounting adjustments including any reassessment of useful lives and carrying value of mining tangible assets, inventory stockpile and investments, reset of environmental rehabilitation provisions, redundancy provisions, and indirect and taxation provisions.

Safety Update

The all injury frequency rate (AIFR), the broadest measure of workplace safety, was 7.80 per million hours worked for the third quarter of 2016, compared with 7.60 the previous quarter. The International operations recorded an improvement in AIFR over the quarter to 2.55 from 2.89 in the third quarter of 2015, with the Continental Africa region recording the most significant improvement at 22% from the second quarter to third quarter of 2016. The Vaal River Mines achieved 2 million fatality-free shifts during the quarter with Moab Khotsong reaching one calendar year without a fatality on 4 September, and Kopanang achieving 1-million-fatal-free shifts on 1 July.

Regrettably, there were four fatalities during the quarter ended September 2016, three in July 2016 at the South Africa region following falls-of-ground and tramming-related incidents, and one in Brazil at Cuiabá following a heavy mobile equipment-accident that involved a contractor.

Production from AngloGold Ashanti's South Africa mines continues to be affected by safety-related stoppages, predominantly those under Section 54 of the Mine Health and Safety Act. As recommended by the DMR, AngloGold Ashanti will continue to pursue dialogue with the DMR around this issue and to use appropriate official channels to address challenges with the application of Section 54 of the Act.

Operating highlights

The South Africa region produced 235,000oz at a total cash cost of $997/oz in the third quarter of 2016 compared to 253,000oz at a total cash cost of $959/oz for the same quarter in 2015. The region's total cash costs per ounce were negatively affected by lower grades and lower production volumes caused by safety-related stoppages and the resultant ramp-up periods following their shutdowns and lower grades. Lost production as a result of safety-related stoppages amounted to 38,600oz. In addition, costs were also adversely affected by inflationary pressures due to power and labour-cost increases.

Overall production increased more than 7% from the Vaal River operations in the third quarter of 2016 compared to the same quarter in 2015 as Moab Khotsong showed a strong recovery, increasing production by 14% following the safety-related interruptions experienced during the third quarter in 2015. Moab Khotsong was the lowest-cost producer for the South African region at a total cash cost of $736/oz during the quarter. Production at Kopanang was impacted by the fall-of-ground incident, lack of face-length availability and a decrease in grades.

In the West Wits operations, whilst Mponeng improved production by 6% year-on-year, the region's quarterly performance was hampered by the fatal incidents, a range of safety-related stoppages and lower grades. TauTona mine was most affected by safety-related stoppages after operations were halted following the fatal incident on 26 July 2016. The Level 116 haulage, which provides the access way to two new raise lines at the Savuka section of TauTona, remains closed following the seismic event in April and will be inaccessible until the second quarter of next year.

At the Surface Operations, Vaal River Surface Sources production was lower in the third quarter of 2016 than in the third quarter of 2015 as a result of decline in yield due to lower grade areas being reclaimed. In order to further improve grades at the Moab marginal ore dump, a project was launched to screen and truck the Moab marginal ore to plant. Tonnages also fell slightly due to the repairs to the West Wits gold plant. A blending strategy was initiated to mitigate the lower grades fed into the Savuka Gold plant. Production from West Wits surface sources increased due to the addition of the Tailings Storage facility in 2016.

Mine Waste Solutions recommissioned the uranium plant, with limited production during the quarter.

In the **Continental Africa** region, production was 333,000oz at a total cash cost of $760/oz for the third quarter of 2016 compared to 349,000oz at a total cash cost of $687/oz in the same quarter in 2015. Total cash costs were impacted mostly by lower production year-on-year at Kibali and Geita.

The region's production decreased compared with the third quarter of last year, due to planned reductions from both Geita and Kibali as well as the discontinuation of production from Obuasi, which contributed 13,000oz in the same period last year. This was partly offset by the 12% increase in output from Iduapriem and the 21% increase from Siguiri in the third quarter of 2016 compared to the same quarter in 2015.

The increased production at Iduapriem resulted from higher plant utilisation, together with improved grade. Siguiri mined higher grade areas and also saw a gain in volumes treated compared to the same quarter in 2015.

Despite the 17% increase in plant throughput from improved plant availability and consistent operations at Geita, production fell due to lower recovered grade ore mined from the Nayakanga pit, in line with the mining plan.

Kibali showed a strong recovery from the challenges faced in the first half of the year. Gold production improved by 24% quarter-on-quarter with improved throughput and recovery. Problems encountered earlier in the year during trials ahead of a full crossover to sulphide processing next year, are being resolved through modifications to the plant that will be completed in the first half of 2017.

Third quarter production in 2016 was lower than the same quarter in 2015 due to a change in ore source as mining moved from the KCD open pit to other pits, with the different mineralogy causing lower metallurgical recoveries despite higher tonnages processed. Higher reagent consumption was due to the change in the type of material fed into the plant and further inflated total cash cost year-on-year. Construction of the underground crushing and materials handling system adjacent to the shaft remains on schedule. Construction of the Amburau hydropower station is expected to be completed before the end of the year. Construction of the Azambi hydropower station has commenced.

The **Americas** region produced 211,000oz at a total cash cost of $588/oz for the third quarter of 2016 compared to 219,000oz at a total cash cost of $570/oz for the same quarter in 2015.

Brazil's overall production was affected by problems accessing high-grade areas due to geotechnical issues at the Cuiabá complex, and a fatal accident in late September. At Serra Grande, production in the third quarter of 2016 was 28% higher compared to the third quarter in 2015, due to higher feed grades from mining high-grade blocks of Mina III. The mine faced operational difficulties accessing high-grade areas last year. Córrego do Sítio was affected by a deficit in secondary development and a longer-than-planned stoping cycle resulting in a 13% decrease in production. The Argentina operations delivered a stable performance with production subdued as operational and metallurgical improvements were offset by lower grades.

Total cash costs for the Americas region were negatively impacted by lower production coupled with inflationary pressures and a strengthening Brazilian real relative to the dollar. Córrego do Sitio's total cash costs increased by 26% due primarily to lower grades, a stronger local currency relative to the dollar and inflationary pressures. Serra Grande, in Brazil, saw a 22% improvement in total cash costs compared to the same quarter in 2015 as a result of higher production. Cerro Vanguardia's total cash costs improved by 16% mainly as a result of the peso's depreciation against the dollar, higher by-product credits, and a rebate of port duties. The cost improvement was partially offset by unfavourable stockpile movements, lower heap-leach production and inflation following a second wage settlement reached in July.

The **Australia** region produced 121,000oz at a total cash cost of $864/oz for the third quarter of 2016 compared to 134,000oz at a total cash cost of $718/oz for the same quarter in 2015. Production was impacted by Sunrise Dam's lower metallurgical recovery and lower mill feed grade despite 3% higher mill throughput, whilst at Tropicana the head grade was lower in the third quarter of 2016 compared to the same quarter in 2015, largely due to the mine's grade streaming strategy which ended in December 2015.

The Australia region's total cash costs increased due to lower production, the unfavourable impact of a stronger Australian dollar relative to the US dollar over the quarter, higher underground costs at Sunrise Dam, together with increased mining expenditure largely due to the addition of an extra jumbo to open up new mining areas with a specific focus initially on decline development. At Tropicana, lower planned grades and a stockpile movement had an unfavourable impact on costs.

*For information and more details on both Brownfields and Greenfields exploration programmes conducted during quarter ended 30 September 2016, see the **Exploration Update document** on the company website: www.anglogoldashanti.com.*

Obuasi update

In early February 2016, following the incursion of hundreds of illegal miners inside the fenced area of the Obuasi mine site, AngloGold Ashanti Ghana (AGAG) was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential functions. Obuasi continues in care and maintenance phase whilst evaluating future options for recommencing operations through optimisation of the feasibility study. In regard to the incursion of illegal miners onto the lease, the Government of Ghana appointed a committee to direct and oversee their relocation to other areas off the lease. AGAG hopes that the committee will assist in expediting the reinstatement of law and order at the mine. However, AGAG's arbitration against the Government of Ghana, filed with the International Centre for Settlement of Investment Disputes in April 2016, continues in order for AGAG to protect its legal and equitable rights and to mitigate the damage that the incursion of illegal miners has already caused.

Other

Tropicana is on track to add significantly to its Ore Reserve. Study work is reaching a conclusion on the Long Island project and the publication of the additional Ore Reserve is subject to the conclusion of internal review and sign off by the Competent Person.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGold Limited, Village Main Reef Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May 2016 the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class, each of which cover current and former underground mineworkers who worked in South African mines from 12 March, 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The High Court ordered a two-stage process in the class action. The first stage is to resolve common issues and allow the individuals to opt out. The second stage will allow the individuals to opt in to the class to make their claims against the respondent mining companies. The High Court

also decided that claims for general damages (i.e., pain and suffering and loss of amenities of life) will be transferable to the estate or executor of any deceased mineworker who dies after the date of filing of the certification application. On 3 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24 June 2016, leave to appeal was (i) granted in respect of the issue of the transferability of deceased mineworkers' claims for general damages but (ii) denied in respect of all other orders of the High Court. On 15 July 2016 AngloGold Ashanti, along with several other respondent companies, filed a petition with the Supreme Court of Appeal for leave to appeal such other orders of the High Court. On 14 September 2016, AGA together with the other respondent companies has been granted leave to appeal the other orders of the High Court to the Supreme Court of Appeal. The application for leave to appeal suspends the operation of the High Court's order. The appeal is likely to be heard mid-2017.

The financial information, including any forward-looking information, set out in this market update report has not been reviewed and reported on by the Company's external auditors. Outlook data is forward-looking information which is further discussed on the back cover of this document

Operations at a glance
for the quarters ended 30 September 2016, 30 June 2016 and 30 September 2015

	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground Recovered grade g/tonne			Surface Recovered grade g/tonne			Open-pit Recovered grade g/tonne		
	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15
SOUTH AFRICA	**235**	250	253	**788**	843	781	**9,473**	9,046	8,791	**-**	-	-	**7.34**	7.41	8.01	**0.15**	0.16	0.17	**-**	-	-
Vaal River Operations	**100**	83	93	**393**	381	357	**-**	-	-	**-**	-	-	**7.89**	6.81	8.15	**-**	-	-	**-**	-	-
Kopanang	25	25	28	142	160	144	-	-	-	-	-	-	5.46	4.78	5.94	-	-	-	-	-	-
Moab	75	59	66	251	221	213	-	-	-	-	-	-	9.27	8.28	9.65	-	-	-	-	-	-
West Wits Operations	**86**	118	108	**383**	437	408	**-**	-	-	**-**	-	-	**7.02**	8.37	8.21	**-**	-	-	**-**	-	-
Mponeng	57	71	54	248	258	197	-	-	-	-	-	-	7.14	8.55	8.55	-	-	-	-	-	-
TauTona	29	47	54	135	179	211	-	-	-	-	-	-	6.78	8.10	7.90	-	-	-	-	-	-
Total Surface Operations	**47**	46	48	**-**	-	-	**9,473**	9,046	8,791	**-**	-	-	**-**	-	-	**0.15**	0.16	0.17	**-**	-	-
First Uranium SA	22	23	22	-	-	-	6,659	6,475	6,349	-	-	-	-	-	-	0.10	0.11	0.11	-	-	-
Surface Operations	26	23	26	-	-	-	2,815	2,570	2,442	-	-	-	-	-	-	0.28	0.28	0.33	-	-	-
Other	**2**	3	4	**13**	26	16	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	-
INTERNATIONAL OPERATIONS	**665**	633	702	**1,804**	1,751	1,656	**-**	-	342	**8,723**	8,384	8,032	**3.58**	3.49	3.64	**-**	-	1.22	**1.56**	1.53	1.84
CONTINENTAL AFRICA	**333**	315	349	**178**	164	-	**-**	-	342	**6,961**	6,630	6,482	**4.04**	1.80	-	**-**	-	1.22	**1.37**	1.42	1.61
DRC																					
Kibali - Attr. 45%	68	55	72	178	164	-	-	-	-	942	692	850	4.04	1.80	-	-	-	-	1.47	2.05	2.63
Ghana																					
Iduapriem	55	54	49	-	-	-	-	-	-	1,242	1,212	1,161	-	-	-	-	-	-	1.38	1.37	1.30
Obuasi	-	2	13	-	-	-	-	-	342	-	-	-	-	-	-	-	-	1.22	-	-	-
Guinea																					
Siguiri - Attr. 85%	63	64	52	-	-	-	-	-	-	2,489	2,614	2,370	-	-	-	-	-	-	0.79	0.76	0.68
Mali																					
Morila - Attr. 40%	4	6	7	-	-	-	-	-	-	369	329	319	-	-	-	-	-	-	0.34	0.55	0.73
Sadiola - Attr. 41%	17	17	17	-	-	-	-	-	-	497	474	533	-	-	-	-	-	-	1.08	1.13	1.01
Tanzania																					
Geita	126	116	138	-	-	-	-	-	-	1,423	1,309	1,249	-	-	-	-	-	-	2.68	2.75	3.44
Non-controlling interests, exploration and other																					
AUSTRALASIA	**121**	126	134	**689**	672	760	**-**	-	-	**1,494**	1,514	1,306	**1.76**	2.21	1.68	**-**	-	-	**1.69**	1.62	2.22
Australia																					
Sunrise Dam	51	60	51	689	672	760	-	-	-	313	314	215	1.76	2.21	1.68	-	-	-	1.11	1.17	1.46
Tropicana - Attr. 70%	70	67	83	-	-	-	-	-	-	1,180	1,200	1,091	-	-	-	-	-	-	1.85	1.73	2.37
Exploration and other																					
AMERICAS	**211**	192	219	**936**	914	896	**-**	-	-	**269**	240	244	**4.84**	4.73	5.29	**-**	-	-	**5.68**	4.26	5.99
Argentina																					
Cerro Vanguardia - Attr. 92.50%	71	70	71	64	84	79	-	-	-	228	216	197	8.26	10.45	7.05	-	-	-	6.29	4.46	7.04
Brazil																					
AngloGold Ashanti Mineração	107	90	123	574	522	524	-	-	-	-	-	-	5.37	4.83	6.64	-	-	-	-	-	-
Serra Grande	32	32	25	298	308	293	-	-	-	41	24	47	3.08	3.01	2.41	-	-	-	2.30	2.41	1.64
Non-controlling interests, exploration and other																					
Continuing operations	**900**	883	955	**2,592**	2,595	2,437	**9,473**	9,046	9,134	**8,723**	8,384	8,031	**4.73**	4.76	5.04	**0.15**	0.17	0.21	**1.56**	1.53	1.84
Discontinued operations	**-**	-	19	**-**	-	-	**-**	-	-	**-**	-	61									
Cripple Creek & Victor	-	-	19							-	-	61									
Total	**900**	883	974	**2,592**	2,595	2,437	**9,473**	9,046	9,134	**8,723**	8,384	8,092									

Rounding of figures may result in computational discrepancies.

	Total cash costs $/oz			All-in sustaining costs $/oz			ORD / Deferred stripping capex $m			Other sustaining capex $m			Non sustaining capex $m			Gross profit (loss) $m		
	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15	Sep-16	Jun-16	Sep-15
SOUTH AFRICA	**997**	831	959	**1,211**	995	1,176	**26**	25	29	**19**	12	20	**7**	6	8	**46**	45	(14)
Vaal River Operations	**889**	906	962	**1,078**	1,092	1,170	**11**	10	12	**5**	4	5	**1**	1	1	**24**	13	(5)
Kopanang	**1,345**	1,108	1,168	**1,579**	1,293	1,378	**3**	3	4	**2**	1	1	-	-	-	**(7)**	(2)	(8)
Moab	**736**	821	876	**911**	1,008	1,083	**8**	7	8	**4**	3	4	**1**	1	1	**31**	15	3
West Wits Operations	**1,106**	764	944	**1,378**	946	1,195	**15**	15	17	**7**	4	8	**6**	6	7	**(3)**	36	(6)
Mponeng	**885**	664	958	**1,161**	862	1,285	**10**	10	12	**4**	3	5	**6**	6	7	**10**	28	(6)
TauTona	**1,536**	916	930	**1,800**	1,072	1,102	**5**	5	5	**2**	1	3	-	-	-	**(13)**	8	(1)
Total Surface Operations	**1,026**	865	984	**1,155**	933	1,083	-	-	-	**6**	3	4	-	-	-	**25**	(4)	(3)
First Uranium SA	**969**	733	968	**1,169**	824	1,126	-	-	-	**5**	2	3	-	-	-	**19**	(10)	(5)
Surface Operations	**1,073**	994	997	**1,142**	1,041	1,046	-	-	-	**2**	1	1	-	-	-	**6**	6	2
Other	-	-	-	-	-	-	-	-	-	**2**	1	3	-	-	-	-	-	-
INTERNATIONAL OPERATIONS	**724**	665	657	**995**	927	826	**68**	52	48	**72**	74	60	**18**	19	32	**202**	194	141
CONTINENTAL AFRICA	**760**	662	687	**946**	881	832	**17**	20	22	**25**	29	23	**18**	19	31	**91**	103	61
DRC																		
Kibali - Attr. 45%	**756**	831	658	**957**	975	677	**8**	6	-	**4**	2	2	**15**	17	26	**10**	1	10
Ghana																		
Iduapriem	**914**	878	1,034	**981**	945	928	-	-	-	**2**	2	2	-	-	-	**16**	13	(4)
Obuasi	-	(74)	922	-	1,672	1,418	-	-	-	-	-	1	**1**	1	5	**1**	3	(6)
Guinea																		
Siguiri - Attr. 85%	**837**	668	854	**934**	842	990	-	-	-	**6**	11	5	**2**	2	-	**22**	32	8
Mali																		
Morila - Attr. 40%	**1,424**	1,008	938	**1,659**	1,103	1,057	-	-	-	-	-	1	-	-	-	**(2)**	-	1
Sadiola - Attr. 41%	**1,062**	885	679	**1,112**	943	734	-	-	-	**1**	1	-	-	-	-	**2**	4	4
Tanzania																		
Geita	**590**	445	483	**895**	808	741	**9**	14	22	**10**	13	11	-	-	-	**38**	44	47
Non-controlling interests, exploration and other							-	-	-	**1**	2	1	-	-	-	**3**	7	1
AUSTRALASIA	**864**	798	718	**1,266**	1,041	878	**16**	3	4	**20**	19	14	-	-	-	**19**	31	28
Australia																		
Sunrise Dam	**1,131**	874	996	**1,333**	1,032	1,136	**4**	3	4	**4**	5	3	-	-	-	**(1)**	15	1
Tropicana - Attr. 70%	**614**	679	500	**1,118**	976	674	**12**	-	-	**16**	13	11	-	-	-	**25**	20	32
Exploration and other							-	-	-	-	-	-	-	-	-	**(5)**	(4)	(5)
AMERICAS	**588**	583	570	**928**	920	810	**34**	30	23	**27**	27	22	-	-	1	**91**	61	52
Argentina																		
Cerro Vanguardia - Attr. 92.50%	**529**	575	630	**741**	797	896	**10**	8	8	**5**	5	7	-	-	-	**48**	23	14
Brazil																		
AngloGold Ashanti Mineração	**609**	581	483	**1,024**	977	694	**16**	15	12	**17**	18	12	-	-	-	**33**	30	41
Serra Grande	**628**	604	804	**1,115**	1,023	1,097	**7**	6	4	**5**	4	3	-	-	-	**8**	6	(4)
Non-controlling interests, exploration and other							**1**	1	-	**1**	-	-	-	-	1	**2**	2	1
Continuing operations	**797**	710	735	**1,071**	962	937	**94**	77	77	**92**	87	80	**25**	25	40	**246**	240	131
Discontinued operations																		
Cripple Creek & Victor							-	-	-	-	-	-	-	-	10			
OTHER																**(1)**	-	3
Total							**94**	77	77	**92**	87	80	**25**	26	50	**246**	240	131
Equity accounted investments included above																**(10)**	(5)	(15)
AngloGold Ashanti																**236**	235	115

Rounding of figures may result in computational discrepancies.

Development Sampling

for the quarter ended 30 September 2016

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.

Statistics are shown in metric units	Advanced	Sampled		Sampled				
	metres	Sampled	Avg. ore body	gold		uranium	
	(total)*	metres	thickness (cm)	Avg. g/t	Avg. cm.g/t	Avg. kg/t	Avg. cm.kg/t
SOUTH AFRICA							
VAAL RIVER							
Kopanang							
Vaal reef	1,105	234	14.2	151.34	2,149	6.99	99.95
Moab Khotsong							
Moab Khotsong Vaal reef	1,995	376	87.4	65.78	5,749	1.34	118.17
Great Noligwa Vaal reef	154	30	97.7	131.76	12,873	2.57	250.82
WEST WITS							
Mponeng							
Ventersdorp Contact reef	1,780	286	62.7	31.15	1,953	-	-
TauTona							
TauTona Ventersdorp Contact reef	100	6	140.7	16.96	2,386	0.05	6.57
TauTona Carbon Leader reef	763	36	36.7	56.87	2,087	0.49	20.45
Savuka Carbon Leader reef	10	8	16.5	93.50	1,524	0.84	12.37
AUSTRALASIA							
Sunrise Dam	2,088	855	-	1.59	-	-	-
AMERICAS							
AngloGold Ashanti Mineração							
Mina de Cuiabá	3,850	1,487	0.6	4.81	-	-	-
Lamego	1,189	412	60.0	4.16	-	-	-
Córrego do Sitio Mina I	2,075	639	-	4.17	-	-	-
Córrego do Sitio Mina II	-	-	-	-	-	-	-
Serra Grande							
Mina III	2,011	530	-	3.07	-	-	-
Mina Nova	1,702	757	-	3.15	-	-	-
Palmeiras	264	196	-	2.19	-	-	-
CVSA							
Cerro Vanguardia	2,143	853	400.0	12.00	-	-	-

Statistics are shown in imperial units	Advanced	Sampled		Sampled				
	feet	Sampled	Avg. ore body	gold		uranium	
	(total)*	feet	thickness (inches)	Avg. oz/t	Avg. ft.oz/t	Avg. lb/t	Avg. ft.lb/t
SOUTH AFRICA							
VAAL RIVER							
Kopanang							
Vaal reef	3,624	768	5.59	4.41	2.06	13.98	6.51
Moab Khotsong							
Moab Khotsong Vaal reef	6,546	1,234	34.41	1.92	5.50	2.68	7.68
Great Noligwa Vaal reef	506	98	38.46	3.84	12.32	5.14	16.48
WEST WITS							
Mponeng							
Ventersdorp Contact reef	5,839	938	24.69	0.91	1.87	-	-
TauTona							
TauTona Ventersdorp Contact reef	327	20	55.39	0.49	2.28	0.10	0.46
TauTona Carbon Leader reef	2,504	118	14.45	1.66	2.00	0.98	1.18
Savuka Carbon Leader reef	31	26	6.50	2.73	1.48	1.68	0.91
AUSTRALASIA							
Sunrise Dam	6,850	2,805	-	0.05	-	-	-
AMERICAS							
AngloGold Ashanti Mineração							
Mina de Cuiabá	12,631	4,877	0.25	0.14	-	-	-
Lamego	3,900	1,352	23.62	0.12	-	-	-
Córrego do Sitio Mina I	6,808	2,097	-	0.12	-	-	-
Córrego do Sitio Mina II	-	-	-	-	-	-	-
Serra Grande							
Mina III	6,598	1,740	-	0.09	-	-	-
Mina Nova	5,585	2,484	-	0.09	-	-	-
Palmeiras	867	642	-	0.06	-	-	-
CVSA							
Cerro Vanguardia	7,029	2,798	157.48	0.35	-	-	-

* This includes total "on-reef" and "off-reef" development metres

Administration and corporate information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares)   AGA
GhSE: (GhDS)   AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

Directors
Executive
S Venkatakrishnan*[§] (Chief Executive Officer)
KC Ramon[^] (Chief Financial Officer)

Non-Executive
SM Pityana[^] (Chairman)
Prof LW Nkuhlu[^] (Lead Independent Director)
A Garner[#]
R Gasant[^]
DL Hodgson[^]
NP January-Bardill[^]
MJ Kirkwood*
M Richter[#]
RJ Ruston~

* British   [§] Indian   [#] American
~ Australian   [^] South African

Officers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez

Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
              +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 14, 2016

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance